Exhibit 99.1
Forward Looking Statements
     This transcript contains forward-looking statements which are within the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements with respect to the expected timing, completion and effects of the proposed acquisition and the financial condition, results of operations, plans, objectives, future performance and business of Ralcorp and the combined company, including statements preceded by, followed by or that include the words “believes,” “projects,” “targets,” “should,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “will,” “can” or similar expressions. These forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties. There are a number of important factors which could cause Ralcorp’s or American Italian Pasta Company’s actual results to differ materially from those anticipated by the forward-looking statements. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These factors include, but are not limited to: (1) the ability to consummate the proposed transaction; (2) receipt of regulatory approvals without unexpected delays or conditions; (3) changes in estimates of future earnings and cash flows; (4) changes in expectations as to the closing of the transaction; (5) an increase in costs of packaging materials, ingredients, or raw materials, including durum wheat; (6) competitive pressures among branded and private label manufacturers increasing significantly; (7) general economic and business conditions that adversely affect the companies or their suppliers, distributors or customers; (8) expected synergies and cost savings are not achieved or achieved at a slower pace than expected; (9) integration problems, delays or other related costs; (10) retention of customers and critical employees; (11) the cost of capital necessary to financing the transaction; (12) unanticipated changes in laws, regulations, or other industry standards affecting the companies; and (13) those referenced in Item 1A of Ralcorp’s Annual Report on Form 10-K for the year ended September 30, 2009, under the heading “Risk Factors” or in Item 1A of American Italian Pasta Company’s Annual Report on Form 10-K for the year ended October 2, 2009, under the heading “Risk Factors.”
Important Information
     This transcript is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell any securities of American Italian Pasta Company (“AIPC”). Ralcorp has not commenced a tender offer for shares of AIPC common stock. The solicitation and offer to purchase shares of AIPC common stock will only be made pursuant to a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents.
     Upon commencement of the tender offer, Ralcorp will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. In addition, AIPC will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. These documents will contain important information, including the terms and conditions of the tender offer. Investors and security holders are urged to read each of these documents and any amendments to these documents carefully when they are available prior to making any decisions with respect to the tender offer.
     Investors and security holders will be able to obtain free copies of these materials (when available) and other documents filed with the SEC by Ralcorp or AIPC through the web site maintained by the SEC at www.sec.gov. In addition, Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents may be obtained (when available) for free by contacting Ralcorp at 800 Market Street, Suite 2900, St. Louis, MO 63101, (314) 877-7000 and the Schedule 14D-9 may be obtained (when available) for free by contacting AIPC at 4100 N. Mulberry Drive, Suite 200, Kansas City, Missouri 64116, (816) 584-5000.

Ralcorp Conference Call
OPERATOR:
Ladies and gentlemen, thank you for standing by. Welcome to today’s Ralcorp Holdings conference call and webcast. All participants are in a listen-only mode. Following the presentation, the lines will be open for questions and answers.
[NOTE: OPERATOR WILL INSERT ADDITIONAL INSTRUCTIONS REGARDING PROCEDURES OF ANSWERING QUESTIONS]
I would now like to turn the call over to Scott Monette, Corporate Vice President, Treasurer and Corporate Development Officer of Ralcorp Holdings. Please go ahead.
Scott Monette, Corporate Vice President, Treasurer and Corporate Development Officer of Ralcorp Holdings:
SCOTT:
Thank you, operator. I’m pleased to welcome everyone to our call to discuss with you a very exciting growth opportunity for Ralcorp through the acquisition of American Italian Pasta Company. Today we will also discus the acquisitions of PL Foods and JT Bakeries, which were also announced this morning. Finally, we will conclude with a brief discussion of our third quarter 2010 earnings estimates. At the conclusion of our prepared remarks, we will open the call for your questions.

SLIDE 2 — Forward Looking Statements
SCOTT:
Before we begin I want to remind you that certain statements made during this call may be considered forward-looking statements pursuant to the private Securities Litigation Reform Act.
Forward-looking statements by their nature address matters that are, to different degrees, uncertain. These uncertainties which are described in more detail in the press releases, this morning and in the annual and quarterly reports that we file with the Securities and Exchange Commission may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by law.
SLIDE 3 — Call Participants
SCOTT:
Joining me today is Kevin Hunt, Co-Chief Executive Officer and President of Ralcorp Holdings. Kevin is going to take you through the AIPC announcement details and transaction overview. Also with us are Dave Skarie, Co-Chief Executive Officer and President of Ralcorp Holdings — who will walk us through some of the information impacting the third quarter earnings estimate — and Matt Pudlowski, Director, Business Development.
As a reminder, this call is also available via webcast by going to ralcorp.com.
I would now like to turn the call over to our Co-Chief Executive Officer and President, Kevin Hunt. Kevin...

Kevin Hunt, Co-Chief Executive Officer and President of Ralcorp Holdings
SLIDE 5 — Transaction Overview
KEVIN:
Thanks Scott, and good morning everyone. This is an exciting morning here at Ralcorp.
I want to begin by reviewing the terms of the AIPC transaction before providing you with some background on AIPC and detail on why this is a compelling growth opportunity for Ralcorp.
As we announced this morning, under the terms of the agreement, we will be commencing a tender offer in the coming days to acquire all of the outstanding shares of AIPC common stock for $53.00 per share in cash.
We intend to fund the transaction through a combination of cash on hand, borrowings under existing credit facilities, a bridge facility, for which we have already received a commitment letter, or other debt or equity arrangements.
The transaction is subject to customary closing conditions and regulatory approvals, as well as a majority of the outstanding shares of AIPC common stock being validly tendered and not withdrawn. We expect to close the transaction during our fourth quarter ending September 30, 2010.
Upon completion of the transaction, AIPC will operate as an independent division of Ralcorp. Jack Kelly, current CEO and president of AIPC, will continue to manage the business and will report directly to me.

SLIDE 6: About AIPC
KEVIN:
Now some background on who AIPC is and why we believe this is such a compelling transaction that will allow for further growth.
Founded in 1988 and headquartered in Kansas City, Missouri, AIPC has 675 employees and operations in both the U.S. and Italy. AIPC is the number one producer of dry pasta in North America, ranking number one in market share of private label and store brand pasta. AIPC is also a leading food service pasta provider.
From an operating perspective, all of AIPC’s manufacturing facilities are vertically integrated with milling and manufacturing, and all of the US facilities have adjacent distribution centers as well. Taking into account AIPC’s “Lean” operations structure and its low cost, modern facilities, we believe AIPC is an exemplary leader in the U.S. dry pasta market.
SLIDE 7: AIPC Private Label and Brand Markets
KEVIN:
AIPC’s private label business has a leading share in most major regions—they really are the private label leader in the pasta category. In addition, AIPC currently markets six regional brands that are either first or second in their respective markets. AIPC has an especially strong market presence in the southeastern United States.
It is clear that this transaction has the potential to further strengthen our position as a leading provider of private label and branded food products. We anticipate that by adding AIPC’s portfolio of solid brands, and building upon our existing private label platform as well as its top-tier customer base, we will be able to better address a broader spectrum of customer and consumer needs, while allowing for future growth for our shareholders.

Turning to financials...
SLIDE 8: AIPC Financial Summary
KEVIN:
Not only is AIPC experiencing growth, but its brands and products have achieved consistent margin expansion, which we believe makes the business an attractive financial opportunity as a part of our portfolio of businesses. Additionally, you will see that AIPC continues to achieve year over year growth in profit and EBITDA, with the trailing twelve month profit and EBITDA as of March 31, outpacing fiscal year 2009.
SLIDE 9: Opportunities to Build upon AIPC’s Platform
KEVIN:
We see many additional opportunities both internally and externally, which are bolstered by the fact that AIPC is already the number one private label dry pasta manufacturer in the US.
Importantly, we will be able to add to our existing customer base and cross market brands and products from Ralcorp’s businesses to both new and existing customers, including leveraging customer relationships and category management capabilities within the private label and foodservice segments.
Combined with “Lean” manufacturing practices and a focus on higher margin products, including better-for-you pasta products, we expect to create additional market share gains while driving organic earnings growth. We will also have the opportunity to enter new pasta categories, such as refrigerated and frozen pasta.

The next slide includes a breakdown of exactly why we believe this is a compelling transaction for Ralcorp....
SLIDE 10: Summary Strategic Rationale
KEVIN:
As you know, Ralcorp already has significant grain-based experience through its own private label businesses in other product categories. This adjacent acquisition is a strong complement to these private label products, significantly broadening our portfolio. AIPC is an established leader in this segment consistently delivering outstanding financial and operational results. Further, dry pasta is a growing market that has benefitted from its status as a reliable pantry staple.
The next slide provides more detail on the growing dry pasta category....
SLIDE 11: Dry Pasta Category
KEVIN:
The dry pasta category is a $2 billion market, and over the past year, the industry has grown 2.4 percent in terms of volume and .6 percent in dollars. Through this acquisition, we gain private label and regional brands with established positions in the attractive and growing dry pasta category. We see attractive cross selling opportunities, and we believe that by leveraging our customer relationships we can build on AIPC’s existing footprint to further expand margins and create meaningful value for our shareholders.

SLIDE 13: Overview of PL and J.T.
KEVIN:
Earlier today we also announced that we recently completed the acquisitions of two specialty cracker companies based in Ontario, Canada; North American Baking, formerly known as PL Foods and J.T. Bakeries. PL with annual sales of approximately $57 million, is a leading manufacturer of premium specialty crackers for major food retailers in North America, while J.T. Bakeries, with annual sales of approximately $39 million, is a manufacturer of gourmet crackers that offer unique formulations such as zero trans fat, kosher options, and organic ingredients.
SLIDE 14: Summary Strategic Rationale
KEVIN:
We expect that the addition of as PL Foods and J.T. Bakeries will be immediately accretive to our earnings.
The products manufactured by both of these companies will enhance Ralcorp’s premium and gourmet cracker offerings and complement our portfolio. This is an attractive segment that we already know well and in which we see prospects for continued growth and profitability.

SLIDE 16: Combination Analysis
KEVIN:
Ralcorp has substantial experience integrating acquisitions, having completed over 20 acquisitions in the past 10 years. We are always looking for ways to grow our business and enhance value for our shareholders. Illustrated on this slide, you can see the revenue breakdown of Ralcorp prior to the AIPC acquisition and the two “tuck-in” acquisitions that we also announced today, followed by Ralcorp’s projected revenue after the completion of the AIPC transaction.
As of March 31st of this year, our LTM revenue was $3.9 billion, with a breakdown composed of 27% from Post-brand cereals, 20% Ralston Foods, 36% SSS, and 17% from Frozen. Following the acquisition of AIPC and the two “tuck-ins” the revenue breakdown of the combined company will look like the fourth pie chart on this slide, with AIPC representing 13% of the projected $4.7 billion revenue. As you can see, not only is AIPC a perfect complement to our existing portfolio of brands, it also further diversifies our product portfolio and represents a significant addition to our revenue stream.
SLIDE 17 — Pro Forma 2010 Accretion
KEVIN:
In terms of accretion, we anticipate an increase in fully diluted earnings per share of at least $0.50 for fiscal 2010, on a pro forma basis as if this transaction, as well as Ralcorp’s recent acquisitions of PL and JT Bakeries had been completed as of the beginning of the fiscal year and before one-time costs associated with the transactions.
Now, I’d like to turn it over to Dave Skarie to discuss the third quarter 2010 earnings guidance.

SLIDE 19: Q3 Earnings Comparison
Dave Skarie, co-chief executive officer and president of Ralcorp Holdings
DAVE:
Thanks, Kevin and good morning everyone. Today we also announced that the company expects fully diluted EPS for the third quarter will be approximately $1.00 per share, compared with $1.31 for the corresponding period last year. Let me explain the factors driving this change.
As Post made the transition away from Kraft in April 2009 and continuing into the summer, our business suffered significant market share erosion from competitive activity that we have previously discussed. Since that period, we have made a concerted effort to re-establish our competitive position with both our customers and our consumers.
Those efforts have succeeded. Volume market share has grown almost 2 full points from July 2009 through May of this year, based on scanner data. Unfortunately, the cereal category dynamics have become increasingly competitive as the frequency of promotion, always high in the category to begin with, has increased. Additionally, the depth of promotional activity has also risen. As a result of these factors, the cost to regain share and the impact of additional promotional activity has exceeded our initial estimates. This has caused a reduction in the operating profit estimates for Post for the third quarter. We do not see any material changes in the competitive environment in the near future. However, we have taken steps to improve the efficiency of our trade promotion activity which should allow for higher returns. In addition, we are excited about our innovation and new product pipeline.
The impact of additional trade promotional activity in the ready to eat cereal category has also affected our private label business. Price gaps matter in all private label categories and with the increased depth of promotions, the price gaps with branded cereal have narrowed or been eliminated completely. Our private label cereal volume (while still significantly higher than two years ago) has fallen below our expectations for the quarter. Our Ralston Foods division operating profit is projected to also fall below last year due to volume shortfalls but no material customer losses. The combination of the Post’s and Ralston Foods’ projected results is the primary reason for the third quarter earnings change versus last year.
With that, I’ll turn the call back to Kevin for some concluding remarks before we take your questions.

SLIDE 20: Questions
KEVIN:
Thank you, Dave.
Ralcorp has assembled an experienced team who will be working closely with AIPC management to plan and facilitate a successful integration of AIPC in an effort to realize the benefits inherent in this transaction.
I also want to take the opportunity to thank Ralcorp’s hard working and dedicated employees — your collective achievements have made today’s announcement possible. Additionally, we look forward to the opportunity to welcome AIPC’s employees to the Ralcorp family.
In summary, this is an exciting transaction that makes strategic sense for both of our companies. We are excited about the future of the combined company.
That concludes our prepared remarks. We would be happy now to take your questions. Operator, please provide instructions for the Q&A session.
Q&A SESSION
Operator to turn call back to Scott or Kevin
when Q&A session concludes

SCOTT or KEVIN:
Thank you operator.
As you can tell, we’re all very excited about today’s news. We are confident that AIPC will be an outstanding addition to Ralcorp. Similarly, the tuck-in acquisitions are another step forward in our efforts to grow our company and diversify our offerings and revenue mix.
We appreciate your interest in Ralcorp Holdings and thank you for your participation on today’s call.